UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                               (Amendment No. 1)

                                 VIRAGEN, INC.
                                 -------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)

                                   9276388106
                                   ----------
                                 (CUSIP Number)

                           THE ISOSCELES FUND LIMITED
                          c/o Citco Fund Services Ltd.
                      Bahamas Financial Center, 3rd Floor
                          Shirley & Charlotte Streets
                               P. O. Box Cb 13136
                                Nassau, Bahamas
                             Attention: Ruth Beneby
                                (242) 356 - 5928
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 1, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

---------------------------------                      -------------------------
CUSIP No. 9276388106                                   Page 2 of 5 Pages
---------------------------------                      -------------------------

--------------- --------------------------------------------------------------------------------------------------------------------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                THE ISOSCELES FUND LIMITED
                N/A

--------------- --------------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                          (b) [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

--------------- --------------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                             [ ]
--------------- --------------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------- ---------- ---------------------------------------------------------------------------------------------
          Number of                    SOLE VOTING POWER
            Shares
         Beneficially         7        2,343,338 shares
           Owned by         ---------- ---------------------------------------------------------------------------------------------
             Each             8        SHARED VOTING POWER
          Reporting                    0
            Person
             With
-------------------------------------- ---------------------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       2,343,338 shares
-------------------------------------- ---------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       0
--------------- --------------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,343,338 shares

--------------- --------------------------------------------------------------------------------------------------------- ----------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                           [ ]

--------------- --------------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.8%  of common stock outstanding as of March 1, 2000

--------------- --------------------------------------------------------------------------------------------------------------------


CUSIP No. 9276388106                                           Page 3 of 5 Pages

--------------- --------------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

--------------- --------------------------------------------------------------------------------------------------------------------

         Item 1.    Security and Issuer

         This report relates to the Common Stock (par value $.01 per share) of Viragen, Inc. (the "Company"), whose principal office is located at 865 S.W. 78th Avenue, Suite 100, Plantation, FL 33324.

         Item 2.    Identity and Background

         Name:                      The Isosceles Fund Limited

         Place of Organization:     Nassau, Bahamas

         Principal Business:        Investor

         Address of Principal and
                  Principal Office: Bahamas Financial Center, 3rd Floor
                                    Shirley & Charlotte Streets
                                    P. O. Box 13136
                                    Nassau, Bahamas C5

         (d) During the last five years, The Isosceles Fund Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, The Isosceles Fund Limited was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds used to acquire the securities of Viragen, Inc. was working capital.

Item 4.   Purpose of the Transaction

CUSIP No. 9276388106                                           Page 4 of 5 Pages

         The securities of Viragen, Inc. were initially acquired for investment and possible subsequent resale.

Item 5.  Interest in Securities of the Issuer

         As of March 1, 2000, The Isosceles Fund Limited (a) beneficially owned 2,343,338 shares or approximately 2.8% of the outstanding shares of Viragen, Inc. and (b) no longer beneficially owned 5% or more of the outstanding equity securities of Viragen, Inc. registered under Section 12 of the Securities Exchange Act of 1934.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         None

CUSIP No. 9276388106                                           Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 10, 2000

                                   THE ISOSCELES FUND LIMITED

                                   By: /s/ Andrew Dipkin
                                       ---------------------
                                       Andrew Dipkin, Attorney in Fact for Carl
                                       O'Connell, Director of the Isosceles Fund
                                       Limited